Global Payments Inc.
3550 Lenox Road NE
30th Floor
Atlanta, GA 30026
USA
770.829.8000

globalpayments.com

September 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Robert Shapiro and Lyn Shenk

Re: Global Payments Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-16111
Request for Extension

Dear Mr. Shapiro and Mr. Shenk:

Global Payments Inc. (the "Company") acknowledges receipt of the letter dated August 27, 2024 from the staff of the U.S. Securities and Exchange Commission (the “Staff”). In a phone conversation on August 30, 2024 with Robert Shapiro of the Staff, Mr. Shapiro kindly granted the Company’s request for an extension to September 25, 2024 to respond to the Staff’s comments. Accordingly, the Company plans to respond to the Staff’s comment letter on or before that date. The Company greatly appreciates the Staff's cooperation in this regard.

Sincerely,

/s/ David M. Sheffield
David M. Sheffield
Executive Vice President and Chief Accounting Officer
Innovation that delivers.